

BOUGHTON

FAXED

File number 81005.1   Direct line 604.605.8339   email crendina@boughton.ca

November 12, 2008

Via Facsimilie
202 772-9206

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Ms. Susann Reilly

Dear Sir or Madam:

Re: Northtech Industries, Inc. A Nevada Corporation Share Offering Pursuant to Regulation A of the Securities Act 1933, as amended.

Further to our telephone conversation of November 12, 2008 with yourself and Mr. Lopez. We confirm that upon your advice our client Northtech Industries, Inc. has agreed to amend the final form of its Form 1A by expanding one of its risk factors in response to comments as follows:

> *We are largely reliant upon our relationship with a single customer for many of our necessary resources.*
>
> In addition to providing the majority of our customers, PCS Millwork has provided, and continues to provide, cash advances totalling $238,214 as of June 30, 2008 ($245,292 as of December 31, 2007), reasonably priced office space, billing and collection services to our company. The cash advances provided by PCS Millwork are paid twice monthly at the same time as payroll is paid to employees. If the volume of sales is less than expenses in a given month, PCS Millwork has loaned money to the company, if the Company's revenues exceed its expenses in a given month, PCS Millwork is free to take some or all of excess funds to reduce this debt. The control of our collections could restrict our ability to meet other obligations or budget our funds. The agreement with PCS Millwork is not reduced to writing. While we believe that our relationship with PCS Millwork will continue in its present form we cannot assure investors that PCS Millwork will be able or willing to continue its support. If PCS Millwork is unable or unwilling to continue to provide these services it would be necessary for us to replace customers, credit and premises along with all of the incidental services that company provides. We may be unable

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to do so. If the company was unable to find an acceptable credit facility, and replace the other services provided by PCS Millwork the company might be unable to sustain its operations. In that case, investors could lose their entire investment.

In our view this addresses the issues raised in the most recent comment letter. Our client certifies and undertakes that it will not release a final version of the Form 1-A to investors until it has made the above change to the document.

We will of course send copies of the final document to the SEC for its records when it is printed.

Based on the foregoing and our telephone conversation of this morning we look forward to your confirmation that the document is now "qualified".

Very truly yours,
Boughton Law Corp.
 Per Charles Rendina Law Corp

 

Charles F. Rendina

CFR/cfr